SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

Commission File Number: 000-30540

GIGAMEDIA LIMITED

122 TunHua North Road, 14th Floor

Taipei, Taiwan (R.O.C.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  [x]        Form 40-F  [    ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  [    ]        No  [x]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :82-             .)

GIGAMEDIA LIMITED is submitting under cover of Form 6-K:

1.	GigaMedia Third-Quarter 2006 Financial Results (attached hereto as Exhibit 99.1)

2.	GigaMedia: Pure Play Non-USA Business; All Revenues From Non-U.S. Markets (attached hereto as Exhibit 99.2)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GigaMedia Limited
(Registrant)

Date: November 14, 2006	By:	/s/ Thomas T. Hui
(Signature)
	Name:	Thomas T. Hui
	Title:	Chief Financial Officer

Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 3518-1107
brad.miller@gigamedia.com.tw

GigaMedia Q3 Net Profit Up 278% to $6.5 Million;

Operating Income Jumps 31% Q-over-Q

Highlights of Third-Quarter 2006 Results

•	Consolidated revenues from continuing operations up 118 percent year-over-year to $24.2 million.

•	Consolidated operating income from continuing operations grew 441 percent year-over-year to $6.0 million.

•	Consolidated EBITDA[1] grew 168 percent year-over-year to $8.1 million.

•	Consolidated net income climbed 278 percent year-over-year to $6.5 million. Basic and fully-diluted earnings per share were $0.13 and $0.11, respectively.

•	Cash, cash equivalents and marketable securities-current of $35.1 million.

TAIPEI, Taiwan, November 9, 2006 – GigaMedia Limited (“GigaMedia” or the “Company”) (NASDAQ: GIGM) announced today strong results with third-quarter 2006 consolidated net income climbing 278 percent to $6.5 million, or $0.13 per basic share and $0.11 per fully-diluted share, from the same period of 2005.

Consolidated revenues jumped 118 percent to $24.2 million and operating income climbed 441 percent to $6.0 million, both in comparison to the same period of last year.

Sequential growth in the third quarter over the second quarter of 2006 was also

[1]	EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). See “Use of Non-GAAP Measures” for more details.

noteworthy – operating income climbed 31 percent on consolidated revenue growth of 15 percent – significant, as the third quarter is traditionally the weakest due to seasonality.

Continued strong growth in the Company’s poker software products in Continental European markets and significant expansion in GigaMedia’s consolidated operating margin drove the sharp increases in the Company’s results, combined with the contribution from our Asian casual games business acquired in January.

“Our strong third-quarter performance is proof of the potential of our markets and the productivity of our team,” stated CEO Arthur Wang. “We continue to see strong momentum in our European markets driving continued strong growth.”

With respect to real-money MahJong and other Asian games, the expected third-quarter launch has been delayed due to uncertainties involving our potential partners brought about by changes in the online gaming environment in the United States.

GigaMedia has now entered into a preliminary agreement with a global leader in online gaming to deploy Giga’s MahJong and other cash-wager Asian games and expects initial but limited revenue contribution in the fourth quarter.

“We believe our Asian gaming products will be big hits in the market and important growth drivers of GigaMedia in 2007,” stated CEO Wang.

GigaMedia generates all its revenues from markets outside the United States, as has always been the Company’s policy and practice.

Consolidated Financial Results

GIGAMEDIA 3Q06 CONSOLIDATED FINANCIAL RESULTS

(unaudited, in US$ thousands)	3Q06	3Q05	Change (%)	3Q06	2Q06	Change (%)
Revenues(A)	24,199	11,114	118	24,199	21,022	15
Operating Income (Loss) (A)	6,044	1,118	441	6,044	4,606	31
Net Income	6,512	1,724	278	6,512	11,232	-42
Net Income Per Share, Basic	0.13	0.03	313	0.13	0.22	-42
Net Income Per Share, Diluted	0.11	0.03	267	0.11	0.18	-39
EBITDA	8,088	3,023	168	8,088	13,581	-40
Cash, Cash Equivalents and Marketable Securities-Current(A)	35,111	55,726	-37	35,111	30,749	14

(A)	Excludes results from discontinued operations.

Consolidated revenues from continuing operations for the third quarter of 2006 were $24.2 million, a 118 percent increase from consolidated revenues from continuing operations of $11.1 million for the corresponding period in 2005, led by 157 percent growth in the Company’s poker and traditional gaming software business and the acquisition of our MahJong and online Asian casual games business FunTown. Quarter-over-quarter, consolidated revenues were up 15 percent, primarily due to a 26 percent increase in poker and traditional gaming software segment revenues during the period.

Consolidated operating income from continuing operations for the third quarter of 2006 was $6.0 million, a 441 percent increase from the $1.1 million for the same period in 2005. Consolidated operating income from continuing operations grew 31 percent from the second quarter of 2006. Growth of our poker and traditional gaming software business and the acquisition of FunTown drove the year-over-year increase, with poker and traditional gaming software segment operating income increasing 203 percent to $4.7 million during the 12-month period. The strong increase in poker and traditional gaming software revenues and an improvement in the Company’s overall operating margin to 25 percent drove the quarter-over-quarter increase in consolidated operating income from continuing operations. Selling and marketing expenses increased $1.1 million from the prior quarter to $7.5 million principally due to increases in our licensee’s payments to marketing affiliates as a result of growing poker traffic and volume, as well as increased marketing initiatives surrounding the Everest brand.

Consolidated net income for the third quarter of 2006 was $6.5 million, a 278 percent increase compared to $1.7 million for the same period of 2005, and a decrease of 42 percent, or $4.7 million, from the second quarter of 2006. The quarter-over-quarter variation was primarily due to the impact of a one-time pre-tax gain of approximately $7.7 million (or $7.0 million, net of tax) recorded on the sale of the Company’s ADSL business during the second quarter. Consolidated net profit in the third quarter included a one-time gain of approximately $627 thousand recorded for the early redemption of a convertible note related to the acquisition of FunTown.

GigaMedia also reports non-GAAP financial measures, including non-GAAP consolidated operating income from continuing operations, non-GAAP consolidated net income, and consolidated EBITDA. The non-GAAP measures are described below and reconciliations to the corresponding GAAP measures are included at the end of this release. (See, “Use of Non-GAAP Measures” for more details.)

Non-GAAP consolidated operating income, excluding non-cash share-based compensation charges of $47 thousand, was $6.1 million in the third quarter of 2006, up 445 percent year-over-year. Non-GAAP consolidated net income in the third quarter, excluding non-cash share-based compensation charges of $47 thousand, was $6.6 million, representing an increase of 280 percent over the same period last year.

Consolidated EBITDA for the third quarter of 2006 was $8.1 million, up 168 percent from the corresponding period in 2005 and down 40 percent from the second quarter of 2006, which benefited from the one-time pre-tax gain of approximately $7.7 million (or $7.0 million, net of tax) recorded during the period. Net operating cash flow for the third quarter of 2006 was $8.0 million. Capital expenditure totaled $1.3 million for the third quarter of 2006, of which 58 percent was related to software capitalization.

GigaMedia continued to maintain a healthy balance sheet. At the end of the third quarter of 2006, cash, cash equivalents and marketable securities-current totaled $35.1 million, up from $30.7 million at the end of the second quarter of 2006. During the quarter, the Company made cash payments totaling approximately $15 million to redeem in full the convertible note related to our acquisition of FunTown. Such payments were financed by bank borrowings of approximately $10.8 million and operating cash flow during the period. Total loans amounted to $12.7 million at the end of the third quarter of 2006.

Business Unit Results

GigaMedia Limited conducts its online entertainment business in two business segments. The poker and traditional gaming software segment develops and licenses online gaming software solutions and application services, primarily targeting emerging Continental European markets. The MahJong and Asian online casual games segment offers a suite of online casual games, mainly targeting gamers in Greater China. A third segment, other businesses, consists of our legacy ISP operations in Taiwan.

Online Entertainment Business – Poker and Traditional Gaming Software

(unaudited, in US$ thousands)	3Q06	3Q05	Change (%)	3Q06	2Q06	Change (%)
Revenues	14,726	5,727	157	14,726	11,674	26
Operating Income	4,655	1,536	203	4,655	3,617	29
Net Income Before Minority Interests	4,553	1,516	200	4,553	3,567	28
Net Income	4,537	1,334	240	4,537	3,383	34
EBITDA	5,061	1,675	202	5,061	3,850	31

The poker and traditional gaming software business delivered record revenues and profitability in the third quarter and continued to strengthen its position as a leading provider of gaming software in emerging Continental European markets. Focus on enhancing our native-language products and strong execution by management continued to generate significant growth, more than offsetting the negative impact of seasonality during the period.

The Company generates all its revenues from markets outside the United States. Therefore, GigaMedia anticipates no adverse financial impact from the passage of the Unlawful Internet Gambling Enforcement Act in the United States on October 13, 2006.

Revenues in the poker and traditional gaming software business increased 157 percent from the third quarter of 2005 to $14.7 million and grew 26 percent from the second quarter of 2006. Operating income grew 203 percent to $4.7 million from the same period in 2005, an increase of 29 percent compared to the second quarter of 2006, with operating margin increasing to 32 percent in the third quarter. Net income rose 240 percent from the third quarter of 2005 to $4.5 million, up 34 percent from the second quarter of 2006. EBITDA grew 202 percent to $5.1 million from the third quarter of 2005 and increased 31 percent quarter-over-quarter. Capital expenditure totaled $645 thousand for the third quarter of 2006.

Excluding revenues consolidated due to the requirements of FIN 46(R), GigaMedia’s revenues from the entertainment software business were $7.6 million during the third quarter of 2006. This represented an increase of 149 percent from the third quarter of 2005 and a 30 percent increase from the second quarter of 2006.

Driving the strong year-over-year and quarter-over-quarter improvements were effective strategic growth initiatives. During the past 12 months we have committed significant resources to building a leading gaming platform with a highly scalable architecture, to expanding and enhancing our offerings, and to leveraging our first-mover advantage in poker in Continental Europe. Results of both our poker and traditional gaming software verticals have also continued to benefit from our licensee’s ongoing development of the Everest brand, whose suite of gaming products powered by our software is rapidly gaining in popularity in the emerging markets of Continental Europe.

During the third quarter we completed significant code enhancements, scalability improvements and product upgrades, such as a player-to-player chip transfer function and hand history tracking, all to improve the overall gamer experience. Additionally, our licensee increased its offline and online marketing, launching television commercials and strengthening search engine optimization efforts, which continue to successfully build the Everest brand and attract customers to both our traditional gaming software and poker products.

During the fourth quarter we expect to launch additional product initiatives, including a new player notes feature and enhanced game tables and avatars. Our licensee also intends to continue to provide satellite events for major third-party tours, launch additional television advertisements, and begin the Everest Poker Nordic Summit, a tour targeting Scandinavian players.

Key metrics in the Company’s poker software business continued to rapidly increase during the third quarter of 2006. Revenue was $8.4 million, up significantly from $1.1 million in the same period of 2005 and up 40 percent from the previous quarter. Poker software represented 57 percent of the business unit’s total third-quarter 2006 revenues. Approximately 61,000 active depositing real-money customers played Everest Poker during the third quarter, up 40 percent from the previous quarter. During the quarter, we added approximately 31,000 new depositing real-money poker players.

Driving the revenue growth in the poker vertical were continued increases in the number of our players as a result of strong brand-building and marketing initiatives in our top markets by our licensee and its affiliates. Highlights included Everest Poker European Championship events across Europe, culminating in the Everest Poker European Championship in Barcelona in September, and numerous satellite events for major international poker tours, including the World Series of Poker.

Revenues in the traditional gaming software vertical were $6.4 million during the third quarter. This represented a 38 percent increase from the same period in 2005 and an increase of 11 percent from the second quarter of 2006. The year-over-year and quarter-over-quarter increases in revenues were related to the launch of new games, including Atlantis – an advanced video slot machine – and video poker. The business also continued to experience growth in cross-vertical players coming from Everest Poker during the period.

Online Entertainment Business – MahJong and Online Asian Casual Games

(unaudited, in US$ thousands)	3Q06	3Q05	Change (%)	3Q06	2Q06	Change (%)
Revenues	4,304	NA	NA	4,304	4,060	6
Operating Income	1,207	NA	NA	1,207	1,270	-5
Net Income	1,224	NA	NA	1,224	1,237	-1
EBITDA	1,643	NA	NA	1,643	1,684	-2

Performance of the online casual games business was solid in the third quarter as management increased brand-building initiatives. These actions began to drive revenue growth and resulted in a slightly lower operating margin in the period.

Revenues from FunTown in the third quarter of 2006 increased 6 percent from the second quarter of 2006. Operating income declined by 5 percent over the prior period, primarily related to increased selling and marketing expenses, royalty costs and bad debt expenses. Net income declined 1 percent quarter-over-quarter to $1.2 million. EBITDA declined 2 percent from the second quarter of 2006 to $1.6 million. Capital expenditure totaled approximately $411 thousand for the third quarter, and amortization expenses related to intangible assets recorded as a result of the acquisition of FunTown amounted to $317 thousand for the period. Operating margin decreased to 28 percent, reflecting the increase in selling and marketing expenses, royalty costs and bad debt expenses during the period.

FunTown recorded approximately 34,000 maximum concurrent users during the third quarter, flat compared with the previous quarter.

An increased marketing campaign, the launch of Tales Runner – a licensed racing game, a new category of self-developed puzzle-based games, and a seasonal upturn were the key factors driving revenue growth during the third quarter. The Company held its annual national MahJong tournament in the third quarter, a popular, high-profile event in which hundreds of FunTown member guilds and thousands of gamers compete for prizes. During the period, FunTown also continued to invest in software upgrades, including improved avatars and new virtual sales items. Management expects to launch additional new games in the fourth quarter with continued focus on expanding the platform and improving the overall player experience.

Other Businesses – Broadband ISP Business

(unaudited, in US$ thousands)	3Q06	3Q05	Change (%)	3Q06	2Q06	Change (%)
Revenues	5,217	5,407	-4	5,217	5,337	-2
Operating Income	1,358	180	656	1,358	1,066	27
Net Income	1,224	138	785	1,224	8,073	-85
EBITDA	1,897	1,168	63	1,897	9,466	-80

The Company’s legacy broadband ISP business achieved improved efficiencies in the third quarter of 2006 on the back of strong cost controls by management.

Revenues decreased 4 percent to $5.2 million from the third quarter of 2005 and 2 percent from the second quarter of 2006 primarily due to the sale of the Company’s ADSL business in May 2006. Subscription revenue declines resulting from the sale were partially offset by fee income for bandwidth, consulting, and other support services related to the sale. Operating income increased 656 percent to $1.4 million from the third quarter of 2005 and increased 27 percent from the second quarter of 2006. The year-over-year increase in operating income was due to management’s ongoing focus on cost control. The sequential quarterly increase was related to lower costs and expenses resulting from the sale of the ADSL business and reduced product development expenses in the third quarter. Capital expenditure totaled approximately $201 thousand for the third quarter of 2006.

Net income increased 785 percent to $1.2 million over the third quarter of 2005 and decreased 85 percent quarter-over-quarter. The year-over-year increase in net income reflected improved efficiencies in the business in 2006. The quarter-over-quarter variation was primarily due to the impact on second-quarter results of a one-time pre-tax gain recorded on the sale of the ADSL business of approximately $7.7 million (or $7.0 million, net of tax).

Third-quarter revenues in the consumer broadband ISP business were $3.5 million, a 4 percent decrease quarter-over-quarter, due to the aforementioned sale of the ADSL business in May 2006 and a decrease in the total number of cable subscribers. Revenues in the corporate broadband ISP business in the third quarter were $1.8 million, up 1 percent quarter-over-quarter, due to a slight increase in total lines leased.

Consistent with the Company’s focus on online entertainment and driving shareholder value, the Company has retained financial advisors to explore the sale of its legacy ISP business.

Business Outlook

The following forward-looking statements reflect GigaMedia’s expectations as of November 9, 2006. Given potential changes in economic conditions and consumer spending, the evolving nature of broadband, online entertainment software and online casual games, and various other risk factors, including those discussed in the Company’s 2005 Annual Report or 20-F filing with the U.S. Securities and Exchange Commission referenced below, actual results may differ materially.

In the fourth quarter of 2006, management expects continued strong business momentum and revenue growth in our poker software product driven by online and offline marketing of the Everest Poker brand and a traditional upturn in online gaming during the winter season. Management also anticipates a solid contribution in the fourth quarter from the traditional gaming vertical resulting from new games and marketing initiatives surrounding the Everest properties. Consequently, management also expects an increased level of selling and marketing expenses in the fourth quarter.

Management expects ongoing investments in its online MahJong and Asian casual games business to accelerate revenue growth in the fourth quarter. New game launches and our partnership with the China casual games portal T2CN are expected to result in growing contributions to FunTown going forward.

Use of Non-GAAP Measures

To supplement GigaMedia’s consolidated financial statements presented in accordance with GAAP, we use the following measures defined as non-GAAP by the SEC: EBITDA, and US GAAP operating income and net income data adjusted to exclude the impact of share-based compensation. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

We believe these non-GAAP financial measures provide meaningful supplemental information regarding our performance by excluding certain expenses that may not be indicative of our operating performance. Effective January 1, 2006, GigaMedia adopted Statement of Financial Accounting Standards No. 123(R) (“SFAS 123(R)”) regarding the expensing of share-based compensation. We believe that the presentation of non-GAAP operating income and net income enables more meaningful comparisons of performances across periods to be made by excluding the effect of SFAS 123(R), and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. We believe these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP operating income excluding share-based compensation expenses and net income excluding share-based compensation expenses is that these non-GAAP measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a recurring expense in our business. A limitation of using EBITDA is that it does not include all items that impact our net income for the period. In addition, EBITDA as defined by GigaMedia may not be comparable to similarly titled measures reported by other companies. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. Reconciliations of the adjusted income statement data to GigaMedia’s US GAAP income statement data are provided on the attached unaudited financial statements.

In this third-quarter 2006 results press release, EBITDA is defined as earnings before interest, taxes, depreciation, and amortization. In the Company’s earnings releases prior to the second quarter of 2006, EBITDA also excluded income from discontinued operations and minority interests. Therefore, EBITDA figures presented in this release may be different from those presented in previous earnings releases.

About the Numbers in This Release

Quarterly figures

All quarterly figures referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, and are presented in U.S. dollars.

Consolidated financial results for the third quarter of 2006 benefited from GigaMedia’s acquisition in January 2006 of leading Asian casual games portal FunTown. As a result, consolidated financial results for the third quarter of 2006 may not be comparable with other periods.

Beginning in the third quarter of 2006, we have reclassified certain revenues and cost items, and certain balance sheet accounts. We have recast the quarterly financial results presented herein to reflect this reclassification. The reclassification has had no impact on our consolidated revenues, consolidated total costs and expenses, consolidated operating income, consolidated net income, total assets or total liabilities.

Segmental results

GigaMedia’s segmental financial results are based on the Company’s method of internal reporting and are not necessarily in conformity with accounting principles generally accepted in the U.S. Consolidated quarterly and/or annual financial results of the Company may differ from totals of the Company’s segmental financial results for the same period due to (1) the impact of the Company’s headquarters costs and expenses, which are not reflected in the business segment results, (2) the impact of certain non-operating subsidiaries of GigaMedia on the Company’s consolidated financial results, and (3) certain inter-company eliminations.

Results from continuing operations

On September 29, 2005, the Company sold its land-based music distribution business to Nextbase International Limited. In accordance with reporting guidelines (SFAS No. 144: Accounting for the Impairment or Disposal of Long-Lived Assets) and to allow for meaningful comparisons, we have recast the quarterly financial results presented herein to reflect this sale and highlight continuing operations, unless otherwise noted.

Share-based payment

Effective January 1, 2006, GigaMedia adopted the fair value recognition provisions of SFAS 123(R), using the modified-prospective transition method.

FIN 46(R)

During the fourth quarter of 2004, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 46, Consolidation of Variable Interest Entities – an Interpretation of Accounting Research Bulletin No. 51 (“FIN 46”), as revised by the subsequent amendment, FIN 46(R). The provisions of FIN 46(R) require consolidation by the primary beneficiary of variable interest entities, as that term is defined in FIN 46(R). The Company conducted a review of existing contracts for our variable interest parties and determined that it was a primary beneficiary of UIM, a licensee of GigaMedia’s entertainment software developer CESL. All results referred to in this press release, unless otherwise indicated, reflect the Company’s adoption of FIN 46(R).

Conference Call and Webcast

GigaMedia will hold a conference call at 9:00 p.m. Taipei/Hong Kong Time on November 9, 2006, which is 8:00 a.m. Eastern Daylight Time on November 9, 2006 in the United States, to discuss the Company’s third-quarter performance. Individual investors can listen to a webcast of the call at http://www.gigamedia.com.tw, through CCBN’s individual investor center at www.fulldisclosure.com, or by visiting any of the investor sites in CCBN’s

Individual Investor Network. Institutional investors can access the call via CCBN’s password-protected event management site, StreetEvents (www.streetevents.com). The webcast will be available for replay.

About GigaMedia

GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. GigaMedia develops software for online entertainment services, including the global online gaming market. GigaMedia’s FunTown game portal is a leading Asian casual games portal and the world’s largest online MahJong game site in terms of revenue. GigaMedia also operates a broadband ISP providing Internet access services to consumers and corporate subscribers in Taiwan. More information on GigaMedia can be obtained from http://www.gigamedia.com.tw

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the Company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2006.

# # #

(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
	9/30/2006 unaudited USD	6/30/2006 unaudited USD	9/30/2005 unaudited USD
Operating revenues
Software licensing & online entertainment revenues	14,726,154	11,674,354	5,727,001
Online game revenues	4,304,000	4,060,375	0
Internet access and service revenues	5,162,368	5,265,747	5,374,212
Other revenues	6,863	21,474	13,264

Total operating revenues	24,199,385	21,021,950	11,114,477

Costs and expenses
Cost of software licensing & online entertainment revenues	2,133,493	1,615,087	1,246,594
Cost of online game revenues	709,489	487,461	0
Cost of Internet and service revenues (includes share-based compensation expenses under SFAS 123(R) of $4,949, $5,046, and $0, respectively)	2,862,173	3,052,342	3,424,593
Cost of other revenues	57,661	85,895	92,081
Product development & engineering expenses (includes share-based compensation expenses under SFAS 123(R) of $11,362, $11,582, and $0, respectively)	1,453,367	1,466,294	919,611
Selling and marketing expenses (includes share-based compensation expenses under SFAS 123(R) of $16,805, $17,131, and $0, respectively)	7,477,582	6,344,172	2,317,541
General and administrative expenses (includes share-based compensation expenses under SFAS 123(R) of $13,507, $13,770, and $0, respectively)	3,247,478	3,258,432	1,896,374
Bad debt expenses	214,523	106,385	99,749

Total costs and expenses	18,155,766	16,416,068	9,996,543

Income from operations	6,043,619	4,605,882	1,117,934

Non-operating income (expense)
Interest income	138,624	181,450	96,789
Foreign exchange gain (loss) - net	(8,570)	(106,421)	277,867
Gain on sales of marketable securities	26,555	23,653	357,535
Loss on disposal of property, plant & eqpmt.	(9,074)	(12,202)	(9,509)
Interest expense	(112,635)	(200,016)	0
Other non-operating income	618,870	7,783,088	(7,795)

Non-operating income	653,770	7,669,552	714,887
Income tax expense	169,289	859,904	95,084
Minority interest income	16,410	183,848	181,807

Income from continuing operations	6,511,690	11,231,682	1,555,930
Income from discontinued operations (including gain on disposal)	0	0	167,972

Net income	6,511,690	11,231,682	1,723,902

Earnings per share
Basic:
Income from continuing operations	0.13	0.22	0.03
Income from discontinued operations	0.00	0.00	0.00

	0.13	0.22	0.03

Diluted:
Income from continuing operations	0.11	0.18	0.03
Income from discontinued operations	0.00	0.00	0.00

	0.11	0.18	0.03

Weighted average shares outstanding
Basic	51,027,013	50,738,082	50,343,642

Diluted	60,430,120	63,667,069	55,354,338

*	All amounts have been presented to reflect the reclassification of certain accounts in the third quarter of 2006.

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	9/30/2006 unaudited USD	6/30/2006 unaudited USD	9/30/2005 unaudited USD
Assets
Current assets
Cash and cash equivalents	16,713,010	10,964,616	30,692,753
Marketable securities - current	18,398,098	19,784,287	25,033,283
Notes and accounts receivable - net	17,726,817	15,356,868	6,544,315
Inventories - net	95,903	93,752	112,890
Prepaid expenses	1,480,578	752,077	565,116
Restricted cash	2,657,492	2,518,227	0
Other current assets	7,715,166	8,867,593	769,808

Total current assets	64,787,064	58,337,420	63,718,165
Marketable securities - noncurrent	15,000,000	15,000,000	2,431,804
Property, plant & equipment - net	9,968,996	10,422,274	10,888,870
Goodwill	50,645,511	51,057,467	29,607,283
Intangible assets - net	22,679,009	23,006,088	2,762,145
Other assets	2,535,856	4,883,802	587,503

Total assets	165,616,436	162,707,051	109,995,770

Liabilities & shareholders’ equity
Short-term loans	12,658,610	1,884,461	0
Notes and accounts payable	1,828,776	1,914,175	1,441,631
Accrued compensation	2,804,077	1,649,962	974,061
Accrued expenses	4,621,466	4,138,683	3,128,942
Other current liabilities	17,879,047	17,785,370	4,446,810

Total current liabilities	39,791,976	27,372,651	9,991,444
Convertible notes	0	15,893,352	0
Other liabilities	2,299,490	2,481,042	2,013,197

Total liabilities	42,091,466	45,747,045	12,004,641
Minority interests	777,458	761,048	243,152
Shareholders’ equity	122,747,512	116,198,958	97,747,977

Total liabilities & shareholders’ equity	165,616,436	162,707,051	109,995,770

*	All amounts have been presented to reflect the reclassification of certain accounts in the third quarter of 2006. This reclassification does not affect the total assets and total liabilities presented in prior quarters.

GIGAMEDIA LIMITED

Reconciliations of Non-GAAP Results of Operations

	Three months ended
	9/30/2006 unaudited USD	6/30/2006 unaudited USD	9/30/2005 unaudited USD
Income from operations
GAAP result	6,043,619	4,605,882	1,117,934
Adjustment: share-based compensation	46,623	47,529	0

Non-GAAP result	6,090,242	4,653,411	1,117,934

Net income
GAAP result	6,511,690	11,231,682	1,723,902
Adjustment: share-based compensation	46,623	47,529	0

Non-GAAP result	6,558,313	11,279,211	1,723,902

Reconciliation of Net Income to EBITDA

Net Income	6,511,690	11,231,682	1,723,902
Depreciation	713,411	761,075	959,441
Amortization	719,766	709,768	341,170
Interest (income) expense	(25,988)	18,565	(96,789)
Tax	169,289	859,905	95,084

EBITDA	8,088,168	13,580,995	3,022,808

Exhibit 99.2

FOR IMMEDIATE RELEASE	For further information contact:
Thomas Hui, Chief Financial Officer
Country/City Code 8862 Tel: 3518-1102
Thomas.Hui@GigaMedia.com.tw

GigaMedia: Pure Play Non-USA Business

All Revenues From Non-U.S. Markets

TAIPEI, Taiwan, October 3, 2006 – In light of the passage of new restrictions on online gaming in the U.S., GigaMedia Limited (NASDAQ: GIGM) would like to clarify that it has been and remains a pure play international business – with no U.S. source revenue.

GigaMedia therefore anticipates no adverse financial impact from the new legislation.

“As a major provider of online entertainment software for the enormous non-English language markets of the world, we are very enthusiastic about our growth and market prospects,” said Chief Executive Officer Arthur Wang.

“GigaMedia has been a first mover in providing truly localized solutions for Europe and Asia,” explained CEO Wang. “Our focus and extensive experience in the international markets is both the foundation and future catalyst of our strong growth.”

About GigaMedia

GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. GigaMedia develops software for online entertainment services, including the global online gaming market outside the USA. GigaMedia’s FunTown game portal is a leading Asian casual game portal and the world’s largest online MahJong game site in terms of revenue. GigaMedia also operates a broadband ISP providing Internet access services to consumer and corporate subscribers in Taiwan. More information on GigaMedia can be obtained at www.gigamedia.com.tw

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the Company's current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2006.

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